February 20, 2006
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FBL Financial Group, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 2, 2005 File No. 1-11917
Dear Mr. Rosenberg:
This letter is in response to the a phone call Don Seibel had with Ms. Dana Hartz on February 13, 2006 regarding my letter to you dated February 9, 2006. Ms. Hartz requested that we quantify the individual reconciling items comprising the difference between reserves based on account values and the corresponding amounts in the contractual obligations table. The following is an update to the additional disclosure relating to Note (1) to our contractual obligations table in our Form 10-K for the period ended December 31, 2004:
The total of the contractual obligations relating to insurance contracts noted above differs from the liability balance on our consolidated balance sheet as follows:

		Balance
		Sheet
	Contractual	Carrying
	Obligations	Value	Difference
	(Dollars in thousands)
(a) Reserves based on account values	$7,966,571	$5,307,121	$2,659,450
(c) Supplementary contracts involving life contingencies	186,914	125,707	61,207

	$8,153,485	$5,432,828	$2,720,657
(b) Traditional life reserves	$1,702,871	$1,167,432	$535,439
The more significant factors causing this difference include:

(a)	reserves for products such as annuities and universal life products are generally based on the account values of the contracts without taking into account surrender charges, while the contractual obligations table includes projected cash payments. The following are the reconciling items between these balances (dollars in thousands):

Reserves based on account values per table above	$5,307,121
Separate account values at December 31, 2004	552,029
Projected amounts pertaining to:
Accumulation of interest/index credits	3,222,821
Surrender charges	(92,920)
Death benefits on universal life business in excess of projected account values	717,690
Net cost of insurance charges on variable and universal life business	(579,253)
Assumed renewal premiums on certain annuities	710,094
Other, net	30,064
Account value at end of disclosed projection period	(1,901,075)

Contractual obligations per table above	$7,966,571

(b)	traditional life reserves are computed as the present value of future benefits less the present value of future premiums while the contractual obligations table includes gross benefit payments, and
(c)	reserves for supplementary contracts and similar instruments are computed as the present value of future cash payments while the table above includes cash payments without the impact of discounting.
Also included in the contractual obligation table are dividend accumulations and other policy claims that are included in the “Other policy claims and benefits” and “Advance premiums and other deposits” lines on the consolidated balance sheets.
As disclosed in our 2004 Form 10-K, the obligations in the contractual obligations table for insurance products included projected payments through the year 2023. This date coincided with the period used in actuarial models already in existence for cash flow testing of reserves. For 2005, we believe our disclosure can be enhanced by extending the projected payment period to 2055. This will substantially reduce, for 2005, the reconciling item noted above relating to the account value at the end of the disclosed projection period and such remaining amount will be included in the “After 5 years” column of the table. Furthermore, for our 2005 disclosure, we do not intend to assume renewal premiums on certain annuities as such amounts, while expected, are not amounts contractually owed to us as of the end of the reporting period.
We intend to make the expanded disclosures noted above in our 2005 Form 10-K. Attached for your reference (see Exhibit A) is a copy of this disclosure.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses address the issues raised by Ms. Hartz. However, should you require additional information, please do not hesitate to contact me at (515) 225-5599 or Don Seibel, Vice President-Accounting, at (515) 226-6399.

Sincerely,

/s/ James W. Noyce

James W. Noyce Chief Financial Officer

Exhibit A to Jim Rosenberg Letter dated February 20, 2006
Contractual Obligations
In the normal course of business, we enter into insurance contracts, financing transactions, lease agreements, or other commitments which are necessary or beneficial to our operations. These commitments may obligate us to certain cash flows during future periods. The following table summarizes such obligations as of December 31, 2005:

	Payments Due by Period
		Less than	1 — 3	4 — 5	After
	Total	1 year	years	years	5 years
			(Dollars in thousands)
Contractual Obligations:
Insurance liabilities (1)	$16,322,380	$673,261	$1,404,039	$1,378,908	$12,866,172
Subordinated note payable to Capital Trust, including interest payments (2)	298,275	4,850	9,700	9,700	274,025
La Salle Bank revolving line of credit, including interest payments (3)	58,357	2,557	5,113	50,687	—
Senior Notes, including interest payments	112,294	4,388	8,775	8,775	90,356
Home office operating leases	18,768	2,405	5,010	5,343	6,010
Purchase obligations	11,261	8,764	2,497	—	—
Mortgage loan funding	24,900	24,900	—	—	—
Other long-term liabilities (4)	31,309	10,787	11,300	3,212	6,010

Total	$16,877,544	$731,912	$1,446,434	$1,456,625	$13,242,573

(1)	Amounts shown in this table are projected payments through the year 2055 which we are contractually obligated to pay to our life insurance and annuity contract holders. The payments are derived from actuarial models which assume a level interest rate scenario and incorporate assumptions regarding mortality and persistency when applicable. These assumptions are based on our historical experience. The total of the contractual obligations relating to insurance contracts noted above differs from the liability balance on our consolidated balance sheet as follows:

	Contractual	Balance Sheet
	Obligations	Carrying Value	Difference
	(Dollars in thousands)
(a) Reserves based on account values, including separate accounts	$11,359,479	$6,885,112	$4,474,367
(c) Supplementary contracts involving life contingencies	217,577	127,882	89,695

	11,577,056	7,012,994	4,564,062
(b) Traditional life insurance and accident and health products	3,760,639	1,206,598	2,554,041
(c) Supplementary contracts without life contingencies	650,044	383,455	266,589

Total	$15,987,739	$8,603,047	$7,384,692

     The more significant factors causing this difference include:
(a)	reserves for products such as annuities and universal life products are generally based on the account values of the contracts without taking into account surrender charges, while the contractual obligations table includes projected cash payments. The following are the reconciling items between these balances (dollars in thousands):

Reserves based on account values, including separate accounts, per table above	$6,885,112
Projected amounts pertaining to:
Accumulation of interest/index credits	4,265,963
Surrender charges	(139,239)
Death benefits on universal life business in excess of projected account values	1,315,955
Net cost of insurance charges on variable and universal life business	(1,056,096)
Other, net	87,784

Contractual obligations per table above	$11,359,479

(b)	traditional life reserves are computed as the present value of future benefits less the present value of future premiums while the contractual obligations table includes gross benefit payments and
(c)	reserves for supplementary contracts and similar instruments are computed as the present value of future cash payments while the table above includes cash payments without the impact of discounting.
In addition, contractual obligations totaling $334.6 million relating to dividend accumulations and other policy claims are included in the “Other policy claims and benefits” and “Advance premiums and other deposits” lines on the consolidated balance sheets.
(2)	Amount shown is net of $3.0 million equity investment in the Capital Trust due to the contractual right of setoff upon repayment of the note.

(3)	Interest on the revolving line of credit is assumed to be 5.51% until maturity.

(4)	Includes our estimated future contributions to multiemployer defined benefit plans. Contributions related to the qualified pension plan are included through 2007. No amounts related to the qualified pension plan are included beyond 2007 as the contribution amounts will be re-evaluated based on actual results.
We are also a party to other operating leases with total payments of approximately $0.4 million per year. Generally, these leases are renewable annually with similar terms. Although our current intention is to renew these leases, we are not obligated to do so.